Exhibit 99.1

BRITANNIA BULK PLC ANNOUNCES RESULTS OF ITS EXCESS CASH FLOW OFFER RELATING TO UP TO $52,560,057 OF ITS OUTSTANDING $185 MILLION PRINCIPAL AMOUNT OF 11% SENIOR SECURED NOTES DUE 2011 (THE “NOTES”)

(Registered — ISIN US11041CAC55; Common Code 029301867)
(144A — ISIN US11041CAA99; Common Code 027592325)
(Reg S — ISIN USG13893AA37; Common Code 027995462)

(Institutional Accredited Investor — ISIN US11041CAB72; Common Code 027995594)

MAY 29, 2008 — In connection with its previously announced excess cash flow offer (the “Excess Cash Flow Offer”) relating to its outstanding Notes, Britannia Bulk Plc (the “Company”) announces that the Excess Cash Flow Offer expired at 4:00 p.m., London time, on May 23, 2008 (the “Expiration Time”).

At the Expiration Time, no Notes had been tendered in the Excess Cash Flow Offer.

The Tender Agent for the Excess Cash Flow Offer was Wilmington Trust Company and the Luxembourg Tender Agent for the Excess Cash Flow Offer was The Bank of New York (together, the “Tender Agents”).

UNDER NO CIRCUMSTANCES SHALL THIS NOTICE CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY THE NOTES.

THIS COMMUNICATION IS ONLY ADDRESSED TO HOLDERS OF THE NOTES AND TO OTHER PERSONS TO WHOM IT MAY LAWFULLY BE ISSUED IN ACCORDANCE WITH THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, ANY SUCH PERSON BEING A “RELEVANT PERSON”.  THIS COMMUNICATION MAY NOT BE ACTED UPON BY ANYONE WHO IS NOT A RELEVANT PERSON.